Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

FEBRUARY 28, 2025 AND FEBRUARY 29, 2024

(Expressed in thousands of Canadian Dollars unless otherwise stated)

GoldMining Inc.

Condensed Consolidated Interim Statements of Financial Position

As at February 28, 2025 and November 30, 2024

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at February 28,	As at November 30,
	Notes	2025	2024
		($)	($)
Assets
Current assets
Cash and cash equivalents	3	9,230	11,880
Restricted cash	3	124	122
Other receivables		374	354
Prepaid expenses and deposits		1,176	893
Other assets		76	67
		10,980	13,316
Non-current assets
Reclamation deposits		494	494
Exploration and evaluation assets	4	58,306	56,547
Land, property and equipment	5	3,309	3,300
Investment in associate	6	7,124	7,230
Investment in joint venture		1,219	1,168
Long-term investments	7	42,350	38,906
		123,782	120,961

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,971	1,602
Due to joint venture		27	26
Due to related parties	11	21	274
Lease liabilities		91	88
Income taxes payable	4	1,934	1,992
Withholding taxes payable		262	253
		4,306	4,235
Non-current liabilities
Lease liabilities		275	299
Rehabilitation provisions		1,035	1,020
Deferred tax liability		257	246
		5,873	5,800

Equity
Issued capital	8	192,132	190,785
Reserves	8	14,584	14,050
Share issuance obligation		203	91
Accumulated deficit		(8,555)	(4,436)
Accumulated other comprehensive loss		(81,663)	(86,731)
Total equity attributable to shareholders of the Company		116,701	113,759
Non-controlling interests	9	1,208	1,402
		117,909	115,161
		123,782	120,961

Commitments (Note 13)

Subsequent events (Note 14)

Approved and authorized for issue by the Board of Directors on April 11, 2025.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.

Condensed Consolidated Interim Statements of Comprehensive Income

For the three months ended February 28, 2025 and February 29, 2024

(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		For the three months ended
		February 28,	February 29,
	Notes	2025	2024
		($)	($)
Expenses
Consulting fees		68	120
Depreciation	5	88	77
Directors' fees, employee salaries and benefits	11	595	521
Exploration expenses	4	531	715
General and administrative		2,018	1,936
Professional fees		951	484
Share-based compensation	8,9	1,097	1,252
Share of loss in associate	6	232	401
Share of loss on investment in joint venture		5	68
Recovery on the receipt of mineral property option payments	4	-	(3,200)
		5,585	2,374
Operating loss		(5,585)	(2,374)

Other items
Interest income		86	232
Other loss		(7)	(4)
Financing costs		(8)	(9)
Net foreign exchange gain (loss)		44	(9)
Net loss for the period before taxes		(5,470)	(2,164)
Current income tax recovery (expense)		117	(1,768)
Deferred income tax recovery		462	1,153
Net loss for the period before taxes		(4,891)	(2,779)

Attributable to:
Shareholders of the Company		(4,546)	(2,586)
Non-controlling interests		(345)	(193)
Net loss for the period		(4,891)	(2,779)

Other comprehensive income
Items that will not be subsequently reclassified to net income or loss:
Unrealized income on short-term investments		8	6
Unrealized gain on long-term investments	7	3,444	3,296
Deferred tax expense on long-term investments		(465)	(447)
Items that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		2,125	(51)
Total comprehensive income for the period		221	25

Attributable to:
Shareholders of the Company		522	216
Non-controlling interests	9	(301)	(191)
Total comprehensive income for the period		221	25

Net loss per share, basic and diluted		(0.02)	(0.01)

Weighted average number of shares outstanding, basic and diluted		195,162,830	183,638,286

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended February 28, 2025 and February 29, 2024
(Unaudited, expressed in thousands of Canadian dollars, except share and per share amounts)

							Accumulated	Attributable
						Retained	Other	to Shareholders	Non-
		Number of	Issued		Share Issuance	Earnings	Comprehensive	of the	Controlling
	Notes	Shares	Capital	Reserves	Obligation	(Deficit)	Income (Loss)	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2023		183,258,060	176,584	13,493	-	20,176	(81,010)	129,243	3,170	132,413
Options exercised	8	2,500	3	(1)	-	-	-	2	-	2
Restricted share rights vested	8	74,375	91	(91)	-	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash		579,918	771	-	-	-	-	771	-	771
Agents' fees and issuance costs		-	(19)	-	-	-	-	(19)	-	(19)
Share-based compensation	8	-	-	1,159		77	-	1,236	16	1,252
Deferred tax benefits of share issuance costs		-	(10)	-	-	-	-	(10)	-	(10)
Other comprehensive income		-	-	-	-	-	2,802	2,802	2	2,804
Net loss for the period		-	-	-	-	(2,586)	-	(2,586)	(193)	(2,779)
Balance at February 29, 2024		183,914,853	177,420	14,560	-	17,667	(78,208)	131,439	2,995	134,434
Options exercised		268,689	998	(966)	-	-	-	32	-	32
Restricted share rights vested	8	263,913	323	(414)	91	-	-	-	-	-
US GoldMining
Restricted share rights vested		-	-	-	-	(43)	-	(43)	43	-
Warrants exercised		-	-	-	-	5	-	5	1	6
At-the-Market offering:
Common shares issued for cash		-	-	-	-	511	-	511	145	656
Agents' fees and issuance costs		-	-	-	-	(15)	-	(15)	(4)	(19)
At-the-Market offering:
Common shares issued for cash		10,293,402	12,343	-	-	-	-	12,343	-	12,343
Agents' fees and issuance costs		-	(309)	-	-	-	-	(309)	-	(309)
Share-based compensation		-	-	870	-	142	-	1,012	34	1,046
Deferred tax benefits of share issuance costs		-	10	-	-	-	-	10	-	10
Other comprehensive loss		-	-	-	-	-	(8,523)	(8,523)	53	(8,470)
Net loss for the period		-	-	-	-	(22,703)	-	(22,703)	(1,865)	(24,568)
Balance at November 30, 2024		194,740,857	190,785	14,050	91	(4,436)	(86,731)	113,759	1,402	115,161
Restricted share rights vested	8	75,899	93	(205)	112	-	-	-	-	-
US GoldMining
Options exercised		-	-	-	-	(2)	-	(2)	2	-
At-the-Market offering:
Common shares issued for cash	9	-	-	-	-	142	-	142	39	181
Agents' fees and issuance costs	9	-	-	-	-	(4)	-	(4)	(1)	(5)
At-the-Market offering:
Common shares issued for cash	8	1,118,400	1,286	-	-	-	-	1,286	-	1,286
Agents' fees and issuance costs	8	-	(32)	-	-	-	-	(32)	-	(32)
Share-based compensation	8,9	-	-	739	-	291	-	1,030	67	1,097
Other comprehensive income		-	-	-	-	-	5,068	5,068	44	5,112
Net loss for the period		-	-	-	-	(4,546)	-	(4,546)	(345)	(4,891)
Balance at February 28, 2025		195,935,156	192,132	14,584	203	(8,555)	(81,663)	116,701	1,208	117,909

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Cash Flows
For the three months ended February 28, 2025 and February 29, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended
	February 28,	February 29,
	2025	2024
	($)	($)
Operating activities
Net loss for the period	(4,891)	(2,779)
Adjustments for items not involving cash:
Depreciation	88	77
Accretion	9	9
Financing costs	8	9
Share of loss on investment in joint venture	5	68
Share-based compensation	1,097	1,252
Unrealized loss on short-term investments	-	10
Share of loss in associate	232	401
Deferred income tax recovery	(462)	(1,153)
Recovery on the receipt of mineral property option payments	-	(3,200)
Net changes in non-cash working capital items:
Other receivables	(20)	80
Prepaid expenses and deposits	(283)	312
Accounts payable and accrued liabilities	369	(384)
Incomes taxes payable	(58)	1,785
Due to related parties	(253)	(213)
Cash used in operating activities	(4,159)	(3,726)

Investing activities
Investment in exploration and evaluation assets	-	(221)
Purchase of securities	-	(190)
Investment in joint venture	-	(107)
Purchase of equipment	-	(3)
Cash used in investing activities	-	(521)

Financing activities
Net proceeds from At-the-Market offering, net of issuance costs	1,254	752
Net proceeds from US GoldMining At-the-Market offering, net of issuance costs	176	-
Proceeds from common shares issued upon exercise of options	-	2
Payment of lease liabilities	(30)	(23)
Cash generated from financing activities	1,400	731

Effect of exchange rate changes on cash	111	(3)

Net decrease in cash and cash equivalents and restricted cash	(2,648)	(3,519)
Cash and cash equivalents and restricted cash
Beginning of period	12,002	21,707
End of period	9,354	18,188

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. was incorporated under the Business Corporations Act (British Columbia) on September 9, 2009, and continued under the Canada Business Corporations Act (Canada) on December 6, 2016. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada and Peru.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Canada.

On April 24, 2023, the Company's majority owned, Nevada domiciled subsidiary, U.S. GoldMining Inc. ("U.S. GoldMining"), completed its initial public offering (the "Offering") (Note 9.1). U.S. GoldMining owns the Whistler Project located in Alaska, U.S.A. and its common shares and warrants (the "U.S. GoldMining Shares" and "U.S. GoldMining Warrants") are listed on the Nasdaq Capital Market ("Nasdaq") under the symbols "USGO" and "USGOW", respectively.

2.	Basis of Preparation

2.1	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting.

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in Note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2024 and 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), which is the Company's reporting currency, and all values are rounded to the nearest thousand except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three months ended February 28, 2025 were authorised for issue by the Company's Board of Directors on April 11, 2025.

2.2	Significant Accounting Judgments and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

2.3	Changes in, and Initial Adoption of, Accounting Policies

The Company adopted the following amendment to IFRS, which was effective for the accounting period beginning on or after December 1, 2024:

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1) – The amendments to IAS 1, clarifies the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is affected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of 'settlement' to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendment issued in October 2022 also clarifies how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. Covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective for annual reporting periods beginning on or after January 1, 2024. This amendment did not have a material impact on the Company's condensed consolidated interim financial statements.

The following are amendments to the accounting standards that have been issued but are not mandatory for the current period and have not been early adopted by the Company:

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments. In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted. Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3.	Cash and Cash Equivalents and Restricted Cash

	February 28	November 30,
	2025	2024
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	1,827	2,999
Term deposits	7,403	8,881
Total	9,230	11,880

Restricted cash in the amount of $124 (November 30, 2024: $122) relates to term deposits held by the bank as security for corporate financial purposes.

4.	Exploration and Evaluation Assets

	For the three months ended
	February 28,	February 29.
	2025	2024
	($)	($)

Balance at the beginning of peiod	56,547	56,815
Mineral property option payment	-	221
	56,547	57,036
Change in reclamation estimate	(8)	(1)
Foreign currency translation adjustments	1,767	(62)
Balance at the end of period	58,306	56,973

Exploration and evaluation assets on a project basis are as follows:

	February 28,	November 30,
	2025	2024
	($)	($)
La Mina	16,242	15,731
Titiribi	12,968	12,560
Crucero	7,712	7,470
Yellowknife	7,139	7,143
Cachoeira	5,787	5,521
São Jorge	4,876	4,652
Yarumalito	1,788	1,736
Whistler	1,142	1,110
Surubim	238	227
Batistão	219	210
Montes Áureos and Trinta	167	159
Rea	28	28
Total	58,306	56,547

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Almaden

On June 13, 2022, the Company and its subsidiary entered into an option agreement (the "Option Agreement") with NevGold Corp. ("NevGold") and a subsidiary of NevGold, pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project (now named Nutmeg Mountain) to a subsidiary of NevGold. Pursuant to the terms thereof, on July 4, 2022 (the "Option Agreement Closing Date"), the Company closed the grant of the option to NevGold's subsidiary for 4,444,444 common shares of NevGold ("NevGold Shares") with a fair value of $2,489.

To exercise the option, NevGold was required to make additional payments totaling $6,000 to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments were satisfied by NevGold by issuing NevGold Shares.

On January 18, 2024, pursuant to the Option Agreement, the Company received 10,000,000 common shares of NevGold with a fair value of $3,200. As a result, the Company completed the sale of the Almaden Project to a subsidiary of NevGold. The fair value of shares received pursuant to the Option Agreement were taxable in fiscal 2024. As at February 28, 2025, current income taxes payable related to the sale of the Almaden Project are $1,934.

In addition to the option payments made, NevGold is required to make success-based contingent payments totaling up to $7,500 to GoldMining, payable in cash or shares at the election of NevGold based on the following:

○	$500 on completion of a positive Preliminary Economic Assessment
○	$2,500 on completion of a positive Preliminary Feasibility Study
○	$4,500 on completion of a positive Feasibility Study

Exploration Expenses

Exploration expenditures on a project basis for the periods indicated are as follows:

	For the three months ended
	February 28,	February 29,
	2025	2024
	($)	($)
São Jorge	156	123
Whistler	144	336
Titiribi	109	70
La Mina	43	33
Yarumalito	26	133
Yellowknife	22	2
Rea	20	9
Cachoeira	10	6
Crucero	1	3
Total	531	715

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

5.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2023	1,072	2,356	212	548	316	452	4,956
Additions	-	-	12	63	75	156	306
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	35	77	(7)	2	7	15	129
Balance at November 30, 2024	1,107	2,433	217	451	398	623	5,229
Impact of foreign currency translation	36	79	4	-	13	20	152
Balance at February 28, 2025	1,143	2,512	221	451	411	643	5,381

Accumulated Depreciation
Balance at November 30, 2023	-	760	199	145	246	373	1,723
Depreciation	-	157	14	99	22	39	331
Disposition	-	-	-	(162)	-	-	(162)
Impact of foreign currency translation	-	30	(7)	1	3	10	37
Balance at November 30, 2024	-	947	206	83	271	422	1,929
Depreciation	-	41	2	22	8	15	88
Impact of foreign currency translation	-	28	4	-	9	14	55
Balance at February 28, 2025	-	1,016	212	105	288	451	2,072

Net Book Value
At November 30, 2024	1,107	1,486	11	368	127	201	3,300
At February 28, 2025	1,143	1,496	9	346	123	192	3,309

6.	Investment in Associate

Effective from July 13, 2023, the Company has concluded it exercises significant influence over NevGold and accounts for its investment in NevGold using the equity method.

During the year ended November 30, 2024, the Company acquired 10,000,000 common shares of NevGold (Note 4). As of February 28, 2025, the Company held 26,670,250 shares of NevGold, representing a 28.3% ownership interest with a fair value of approximately $8.0 million.

The following outlines the movement in investment in associate during the three months ended February 28, 2025, and the year ended November 30, 2024:

Balance at November 30, 2023	$6,297
Addition pursuant to Option Agreement - January 18, 2024	2,260
Share of loss in NevGold	(1,767)
Share of OCI in NevGold	131
Gain on dilution of ownership interest in NevGold	309
Balance at November 30, 2024	$7,230
Share of loss in NevGold	(232)
Share of OCI in NevGold	126
Balance at February 28, 2025	$7,124

The equity accounting for NevGold is based on its published results to September 30, 2024, and an estimate of results for the period of October 1, 2024 to February 28, 2025.

The following summary of the Condensed Consolidated Interim Statements of Financial Position of NevGold at September 30, 2024 on a 100% basis, adjusted for differences in the accounting policy between the Company and the associate was: current assets of $2,453, non-current assets of $15,669, total assets of $18,122, current liabilities of $1,741, non-current liabilities of $3,446 and net assets of $12,935.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following is a summary of the Condensed Consolidated Interim Statement of loss and comprehensive loss of NevGold for the nine months ended September 30, 2024 on a 100% basis, adjusted for differences in the accounting policy between the Company and the associate was: operating loss of $3,261, accretion of $53, business development of $435, consulting fees and salaries of $410, depreciation of $51, occupancy, administrative, and general expenses of $136, transfer agent and listing fees of $72, professional fees of $149, financing charges of $18, interest income of $6, net loss attributable to non-controlling interest of $174, net loss of $3,273, and comprehensive loss of $3,037.

The Company's equity share of NevGold's estimated net loss for the three months ended February 28, 2025 was $232 (three months ended February 29, 2024: $671 or $401, net of a $270 gain on dilution of ownership interest in NevGold).

7.	Long-term Investments

As of February 28, 2025, the Company's long-term investments consist of equity securities in Gold Royalty Corp. ("GRC"), measured at fair value through other comprehensive income ("FVTOCI"). Long-term investments in equity securities are recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Refer to tables below for movement in long-term investments measured at FVTOCI.

During the year ended November 30, 2024, the Company acquired 100,000 GRC common shares for $190 including transaction costs, through open market purchases over the facilities of the NYSE.

The following tables outline the movement of the Company's long-term investments during the three months ended February 28, 2025, and the year ended November 30, 2024:

		As at November 30,			As at February 28,
		2024			2025
	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	38,906	-	3,444	42,350

		As at November 30,			As at November 30,
		2023			2024
	Number of shares(1)	Fair value ($)	Additions ($)	Unrealized Gains (Losses) (FVTOCI) ($)	Fair Value ($)
Investment in GRC	21,533,125	45,052	190	(6,336)	38,906

(1) As of February 28, 2025 and November 30, 2024.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8.	Share Capital

8.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On November 24, 2023, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "2023 ATM Program") which replaced the previous ATM program which expired on November 27, 2023 in accordance with its terms. Pursuant to the 2023 ATM Program, the Company could distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares") under the 2023 ATM Program. The ATM Shares sold under the 2023 ATM Program were sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares were made pursuant to the terms of an equity distribution agreement dated November 24, 2023. Unless earlier terminated by the Company or the agents as permitted therein, the 2023 ATM Program was to terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2023 ATM Program reached the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 31, 2024.

On December 20, 2024, the Company entered into a new ATM Program (the "2024 ATM Program") which replaced the 2023 ATM program which expired on December 31, 2024 in accordance with its terms. Pursuant to the 2024 ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of ATM Shares. The ATM Shares sold under the 2024 ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated December 20, 2024. Unless earlier terminated by the Company or the agents as permitted therein, the 2024 ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the 2024 ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) December 24, 2025.

During the three months ended February 28, 2025, the Company issued 1,118,400 common shares under the 2024 ATM Program for gross proceeds of $1,286, with aggregate commissions paid to agents of $32.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8.2	Reserves

	Restricted Share Rights ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2023	-	9,952	3,541	13,493
Options exercised	-	(1)	-	(1)
Restricted share rights vested	(91)	-	-	(91)
Share-based compensation	231	928	-	1,159
Balance at February 29, 2024	140	10,879	3,541	14,560
Options exercised	-	(966)	-	(966)
Restricted share rights vested	(414)	-	-	(414)
Share-based compensation	292	578	-	870
Balance at November 30, 2024	18	10,491	3,541	14,050
Restricted share rights vested	(205)	-	-	(205)
Share-based compensation	463	276	-	739
Balance at February 28, 2025	276	10,767	3,541	14,584

8.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2023	14,945,195	1.60
Granted	290,000	1.21
Exercised(1)	(2,500)	0.78
Expired	(50,000)	0.95
Balance at February 29, 2024	15,182,695	1.59
Granted	2,473,234	1.19
Exercised	(2,027,000)	1.05
Expired	(147,500)	1.05
Balance at November 30, 2024	15,481,429	1.61
Cancelled	(150,000)	2.03
Forfeited	(12,500)	1.09
Balance at February 28, 2025	15,318,929	1.60
(1)	During the three months ended February 29, 2024, the Company issued 2,500 common shares at a weighted average trading price of $1.28.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended February 28, 2025	Three months ended February 29, 2024
Risk-free interest rate	-	3.90%
Expected life (years)	-	2.88
Expected volatility	-	51.18%
Expected dividend yield	-	0.00%
Estimated forfeiture rate	-	0.30%

A summary of Options outstanding and exercisable as of February 28, 2025, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$1.09	-	$1.18	3,625,000	1.09	3.66	2,731,250	1.09	3.65
$1.19	-	$1.57	2,988,234	1.22	4.44	1,081,617	1.26	3.97
$1.58	-	$1.60	4,028,000	1.60	2.74	4,028,000	1.60	2.74
$1.61	-	$1.83	2,443,750	1.83	1.70	2,443,750	1.83	1.70
$1.84	-	$3.38	2,233,945	2.70	0.84	2,233,945	2.70	0.84
			15,318,929	1.60	2.84	12,518,562	1.70	2.50

The amount of share-based compensation expense recognized for Options during the three months ended February 28, 2025, was $276 (three months ended February 29, 2024: $928), using the Black-Scholes option pricing model.

8.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company, eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of common shares from treasury.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following outlines movements of the Company's RSRs:

	Number of RSRs	Weighted Average Value ($)
Balance at November 30, 2023	366,530	1.23
Vested	(74,375)	1.23
Balance as at February 29, 2024	292,155	1.23
Granted	811,298	1.19
Vested	(338,288)	1.23
Balance as at November 30, 2024	765,165	1.19
Vested(1)	(172,049)	1.19
Balance at February 28, 2025	593,116	1.19

(1)

GoldMining Shares pertaining to 89,275 RSRs which vested during the three months ended February 28, 2025 were issued on March 3, 2025. Additionally, GoldMining Shares pertaining to 81,250 RSRs which vested during the three months ended February 28, 2025 have yet to be issued as at April 11, 2025.

The amount of share-based compensation expense recognized for RSRs during the three months ended February 28, 2025 was $463 (three months ended February 29, 2024: $231).

9.	Non-Controlling Interests

9.1	U.S. GoldMining equity transactions

As at February 28, 2025 GoldMining held 9,878,261 U.S. GoldMining Shares, or approximately 79.3% of U.S. GoldMining's outstanding common shares, and 122,490 U.S. GoldMining Warrants and has common management of GoldMining. The Company concluded that subsequent to U.S. GoldMining's Offering, it has control over U.S. GoldMining and as a result, continues to consolidate the entity. U.S. GoldMining's earnings and losses are included in GoldMining's consolidated statements of comprehensive income (loss), with net loss and comprehensive loss attributable to U.S. GoldMining separately disclosed as being attributable to Non-Controlling Interests ("NCI"). The NCI in U.S. GoldMining's net assets is reflected in the consolidated statements of financial position and the consolidated statements of changes in equity. The NCI in these consolidated financial statements of $1,208 as at February 28, 2025 solely relates to U.S. GoldMining.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The following table shows the assets and liabilities of U.S. GoldMining:

February 28,
2025
($)
Assets
Cash and cash equivalents	4,488
Restricted cash	124
Prepaid expenses and deposits	195
Other receivables	23
Other assets	50
Land, property and equipment	1,545
Exploration and evaluation assets	81
6,506

Liabilities
Accounts payable and accrued liabilities	365
Withholdings taxes payable	262
Rehabilitation provisions	461
Lease liability	152
1,240

Refer to segmented information Note 12 for a breakdown of U.S. GoldMining's net loss.

The following table summarizes U.S. GoldMining's cash flow activities during the three months ended February 28, 2025 and February 29, 2024:

	For the three months ended	For the three months ended
	February 28,	February 29,
	2025	2024
	($)	($)
Cash used in operating activities	(1,387)	(555)
Cash used in investing activities	-	(3)
Cash generated from financing activities	161	32

Effect of exchange rate changes on cash	172	11

Net decrease in cash and cash equivalents and restricted cash	(1,054)	(515)
Cash and cash equivalents and restricted cash
Beginning of period	5,666	15,579
End of period	4,612	15,064

U.S. GoldMining At-the-Market Equity Program

On May 15, 2024, U.S. GoldMining entered into an At-the-Market Offering Agreement with a syndicate of agents for an ATM facility (the "U.S. GoldMining ATM Program"). Pursuant to the U.S. GoldMining ATM Program, U.S. GoldMining may sell up to US$5.5 million of U.S. GoldMining Shares from time to time through the sales agents. A fixed cash commission rate of 2.5% of the gross sales price per share sold under the U.S. GoldMining ATM Program will be payable to the agents in connection with any such sales.

The securities that may be offered under the U.S. GoldMining ATM Program have not been and will not be qualified by a prospectus for the offer or sale to the public in Canada under applicable Canadian securities laws.

During the three months ended February 28, 2025, U.S. GoldMining sold 9,877 common shares under the U.S. GoldMining ATM Program, for gross proceeds of $181 (US$0.13 million). As a result, the Company recorded a dilution gain in equity of $142, or $138 net of agents' fees and issuance costs.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9.2	U.S. GoldMining Stock Options

On February 6, 2023, U.S. GoldMining adopted a long-term incentive plan ("2023 Incentive Plan"). The 2023 Incentive Plan provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock units, performance awards, restricted stock awards and other cash and equity-based awards.

The following outlines the movements in U.S. GoldMining's stock options:

	Number of Options	Weighted Average Exercise Price (US$)
Balance at November 30, 2023	82,500	10.00
Granted	99,050	10.00
Balance at February 29, 2024	181,550	10.00
Granted	7,000	10.00
Forfeited	(3,000)	10.00
Balance at November 30, 2024	185,550	10.00
Granted	140,500	10.00
Exercised(1)	(20,000)	10.00
Forfeited	(2,500)	10.00
Balance at February 28, 2025	303,550 (2)	10.00
(1)	3,826 U.S. GoldMining Shares were issued pursuant to the exercise of 20,000 U.S. GoldMining stock options on a net exercise basis.
(2)	As at February 28, 2025, outstanding U.S. GoldMining stock options have a weighted average remaining contractual life of 4.18 years.

The fair value of U.S. GoldMining stock options granted were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended February 28, 2025	Three months ended February 29, 2024
Risk-free interest rate	4.32%	4.50%
Expected life (years)	3.00	3.00
Expected volatility(1)	55.45%	54.93%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	0.00%	0.00%
(1)

As there is limited trading history of U.S. GoldMining's common shares prior to the date of grant, the expected volatility is based on the historical share price volatility of a group of comparable companies in the sector U.S. GoldMining operates over a period similar to the expected life of the stock options.

During the three months ended February 28, 2025, U.S. GoldMining recognized share-based compensation expense of $291 (three months ended February 29, 2024: $87) for stock options granted.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9.3	U.S. GoldMining Restricted Shares

On September 23, 2022, U.S. GoldMining granted awards of an aggregate of 635,000 shares of performance based restricted shares (the "Restricted Shares") of common stock to certain of U.S. GoldMining's and GoldMining's executive officers, directors and consultants, the terms of which were amended on May 4, 2023.

The Restricted Shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to U.S. GoldMining without the requirement of any further consideration. During the year ended November 30, 2024, performance conditions were met for 95,250 Restricted Shares which were released. As at February 28, 2025, 254,000 Restricted Shares remain outstanding, subject to certain performance conditions.

During the three months ended February 28, 2025, U.S. GoldMining recognized a recovery of share-based compensation expense of $4 (three months ended February 29, 2024: share-based compensation expense of $6), related to U.S. GoldMining's Restricted Shares.

9.4	U.S. GoldMining Restricted Share Units

In December 2024, U.S. GoldMining granted 15,050 restricted share units ("RSUs") to certain officers, directors, and employees at a weighted average fair value of US$8.32. The RSUs vest in four equal annual instalments during the recipient's continual service with U.S. GoldMining. The compensation expense was calculated based on the fair value of the RSUs as determined by the closing value of U.S. GoldMining's common stock at the date of the grant. The compensation expense is recognized over the vesting period of the RSUs. Share-based compensation of $71 (US$0.05 million) was recognized for the three months ended February 28, 2025, related to U.S. GoldMining's RSUs.

The following outlines the movements in U.S. GoldMining's RSUs:

	Number of RSUs	Weighted Average Value (US$)
Balance as at November 30, 2024	-	-
Granted	15,050	8.32
Balance at February 28, 2025	15,050	8.32

9.5	U.S. GoldMining Warrants

The following outlines the movements in U.S. GoldMining's common stock purchase warrants:

	Number of Warrants	Weighted Average Exercise Price (US$)
Balance at February 29, 2024 and November 30, 2023	1,741,292	13.00
Exercised	(300)	13.00
Balance at February 28, 2025 and November 30, 2024	1,740,992	13.00

As at February 28, 2025, outstanding U.S. GoldMining common stock purchase warrants have a weighted average remaining contractual life of 1.15 years.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.	Financial Instruments

The Company's financial assets include cash and cash equivalents, restricted cash, other receivables, short-term investment, reclamation deposits and long-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture and due to related parties. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, restricted cash, other receivables, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's short-term investments and long-term investments in common shares of equity securities are measured at fair value on a recurring basis and classified as Level 1 within the fair value hierarchy. The fair value of short-term and long-term investments is based on the quoted market price of the short-term and long-term investments.

10.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, interest rate risk, credit risk, liquidity risk and equity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations, however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at February 28,	As at November 30,
	2025	2024
	($)	($)
Assets
United States Dollar	46,936	46,417
Brazilian Real	45	27
Colombian Peso	208	428
Total	47,189	46,872

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $441.

The impact of a Canadian dollar change against the United States dollar on the investment in GRC by 10% at February 28, 2025 would have an impact, net of tax, of approximately $3,663 on other comprehensive income for the three months ended February 28, 2025. The impact of a Canadian dollar change of 10% against the United States dollar on the Company's other financial instruments based on balances at February 28, 2025 would have an impact of $415 on net loss for the three months ended February 28, 2025.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in interest rates. The Company's exposure to interest rate risk is limited as it has no long-term debt. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and cash equivalents, restricted cash and term deposits, which bear interest at fixed rates. The interest rate risks on the Company's cash and cash equivalents and restricted cash are minimal. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

10.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balances by holding cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance with Schedule I chartered banks in Canada and their United States affiliates. Substantially all of our cash and cash equivalents held with financial institutions exceeds government insured limits. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents and restricted cash in excess of the amount of government deposit insurance coverage for each financial institution. In order to mitigate its exposure to credit risk, the Company closely monitors its financial institutions.

10.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at February 28, 2025, the Company has working capital (current assets less current liabilities) of $6,674.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and withholding taxes payable are expected to be realized or settled within a one-year period. U.S. GoldMining's cash and cash equivalents and restricted cash of $4,612 and other assets of $1,894 are not available for use by GoldMining or other subsidiaries of GoldMining (Note 9.1).

The Company has current cash and cash equivalent balances, access to its 2024 ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal.

As of February 28, 2025, the Company owns 9,878,261 shares and 122,490 warrants of NASDAQ listed U.S. GoldMining, 21,533,125 shares of NYSE listed Gold Royalty Corp. and 26,670,250 shares of NevGold with the following fair values:

Equity Holdings	Fair Value
U.S. GoldMining	$148.5 million (US$102.7 million)(1)
Gold Royalty Corp.	$42.4 million (US$29.3 million)
NevGold	$8.0 million

(1)	Includes fair value of 0.12 million warrants held by the Company

GoldMining believes that its cash on hand, ability to enter into future borrowings collateralized by the U.S. GoldMining, GRC and NevGold shares and access to its 2024 ATM Program will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.6	Equity Price Risk

The Company is exposed to equity price risk as a result of holding its long-term investments. The Company does not actively trade its long-term investments. The equity prices of its long-term investments are impacted by various underlying factors including commodity prices. Based on the Company's long-term investments held as at February 28, 2025, a 10% change in the equity prices of its long-term investments would have an impact, net of tax, of approximately $3,663 on other comprehensive income for the three months ended February 28, 2025.

11.	Related Party Transactions

11.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three months ended February 28, 2025, the Company incurred $4 (three months ended February 29, 2024: $138) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of one of the Company's Co-Chairmen.

Related party transactions are based on the amounts agreed to by the parties. During the three months ended February 28, 2025, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

11.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and include management and directors' fees and share-based compensation, which are described below for the three months ended February 28, 2025:

	For the three months ended
	February 28,	February 29,
	2025	2024
	($)	($)
Management fees	48	48
Director and officer fees	117	120
Share-based compensation	524	698
Total	689	866

As at February 28, 2025, $21 was payable to key management personnel for services provided to the Company (November 30, 2024: $274). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

12.	Segmented Information

The Company conducts its business in the acquisition, exploration and development of mineral properties as two operating segments, with U.S. GoldMining being one distinct operating segment, and all other subsidiaries, or "Others" being the second operating segment. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets
	As at February 28,	As at November 30,
	2025	2024
	($)	($)
Canada	57,619	54,308
Colombia	32,426	31,414
Brazil	12,507	11,936
Peru	7,712	7,470
United States	2,538	2,517
Total	112,802	107,645

	Total operating loss (income)
	For the three months ended
	February 28, 2025	February 29, 2024
	($)	($)
Canada	3,401	3,936
United States	1,525	(2,280)
Colombia	356	385
Brazil	283	326
Peru	20	7
Total	5,585	2,374

The Company's total assets, liabilities, operating loss and net loss for its two operating segments, U.S. GoldMining and others are detailed below:

	Total assets		Total liabilities
	As at February 28,	As at November 30,	As at February 28,	As at November 30,
	2025	2024	2025	2024
	($)	($)	($)	($)
U.S. GoldMining(1)	7,573	8,707	1,239	1,319
Others(2)	116,209	112,254	4,634	4,481
Total	123,782	120,961	5,873	5,800

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the three months ended February 28, 2025			For the three months ended February 29, 2024
	U.S. GoldMining(1)	Others(2)	Total	U.S. GoldMining(1)	Others(2)	Total
	($)	($)	($)	($)	($)	($)
Expenses
Consulting fees	10	58	68	3	117	120
Depreciation	64	24	88	39	38	77
Directors' fees, employee salaries and benefits	168	427	595	116	405	521
Exploration expenses	144	387	531	336	379	715
General and administrative	922	1,096	2,018	443	1,493	1,936
Professional fees	189	762	951	230	254	484
Share-based compensation	358	739	1,097	93	1,159	1,252
Share of loss on investment in associate	-	232	232	-	401	401
Share of loss on investment in joint venture	-	5	5	-	68	68
Recovery on the receipt of mineral property option payments	-	-	-	-	(3,200)	(3,200)
	1,855	3,730	5,585	1,260	1,114	2,374
Operating loss	(1,855)	(3,730)	(5,585)	(1,260)	(1,114)	(2,374)

Other items
Unrealized loss on long-term investments	-	-	-	-	(10)	(10)
Interest income	51	35	86	197	35	232
Other income (loss)	(5)	(2)	(7)	(4)	10	6
Financing costs	(4)	(4)	(8)	(5)	(4)	(9)
Net foreign exchange gain (loss)	(1)	45	44	-	(9)	(9)
Net loss for the period before taxes	(1,814)	(3,656)	(5,470)	(1,072)	(1,092)	(2,164)
Current income tax recovery (expense)	(5)	122	117	-	(1,768)	(1,768)
Deferred income tax recovery	-	462	462	-	1,153	1,153
Net loss for the period before taxes	(1,819)	(3,072)	(4,891)	(1,072)	(1,707)	(2,779)

(1) Consists of U.S. GoldMining Inc. and its wholly owned subsidiary US GoldMining Canada Inc.

(2) Others consists of GoldMining Inc. and all of its subsidiaries, excluding U.S. GoldMining Inc. and US GoldMining Canada.

13.	Commitments

Boa Vista Joint Venture Project

The Company holds an 84.05% interest in Boa Vista Gold Inc. ("BVG"), a corporation formed under the laws of British Virgin Islands, which holds the rights to the Boa Vista Gold Project (the "Boa Vista Project") located in Pará State, Brazil.

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of BVG, and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holding in BVG drops below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. This was subsequently amended, whereby GT paid R$220,000 ($61) in December 2023 to maintain the option to acquire 100% of the Boa Vista Project mineral rights. The due date to pay the remaining balance of R$3,000,000 ($737) (the "Final Payment") was June 30, 2024. GT can now extend the option to make the Final Payment for an additional year on an annual basis by paying a fixed rate of 7% of the remaining balance on or before June 30 of each year. In June 2024, GT extended the option to make the Final Payment to June 30, 2025 by making a payment of R$210,000 ($52).

In addition, GT must make a bonus payment of US$1,500,000 if GT defines NI 43-101 compliant proven and probable gold reserves in excess of three million gold ounces, with the payment payable within 30 days of the commencement of mine production in accordance with its terms.

GoldMining Inc.
Notes to Condensed Consolidated Interim Financial Statements
As at February 28, 2025 and November 30, 2024
(Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

Surubim Project

Altoro Agreement– Surubim Property

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon the National Mining Agency (Agência Nacional de Mineração or ANM) granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Gold-Copper Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. In December 2023, the Company received the fully executed resolution from the mining authority approving the integration of both concession contracts into a single concession. Surface rights over a portion of the La Garrucha concession contract are subject to a surface rights lease agreement and an option agreement. The Company completed the terms of the agreement required to lease the surface rights over a portion of the La Garrucha concession contract in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, July 10, 2020, September 27, 2022, May 10, 2024 and September 13, 2024, the Company's subsidiary can acquire surface rights over a portion of the La Garrucha concession by making a final payment of US$100,000 on or before October 15, 2025.

The following table summarizes the Company's contractual obligations (excluding commitments for long-term leases disclosed as lease liabilities) as at February 28, 2025, including payments due for each of the next five years and thereafter.

	Amount ($)
Due within 1 year	158
1 – 3 years	178
3 – 5 years	52
More than 5 years	-
Total	388	(1)

(1) Includes $15 related to low value assets, $55 related to short-term leases and $318 related to non-lease components of leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets or non-lease components of operating leases, are disclosed as lease liabilities.

14.	Subsequent Events

Subsequent to February 28, 2025, the Company issued 90,801 GoldMining Shares pertaining to 90,801 RSRs which had vested.